ARKEMA

September ,25th, 2007

07027056

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 01 2007
WASH. D.C.
186

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

SUPPL

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 04 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press release : " Arkema and Daikin join forces to produce and market new generation refrigerant fluids in Asia-Pacific, creating the region's leader for fluorinated gas. "

ARKEMA

Press release
Communiqué de presse

Colombes, September 21st 2007

Arkema and Daikin join forces to produce and market new generation refrigerant fluids in Asia-Pacific, creating the region's leader for fluorinated gas.

Arkema announces the creation of two joint ventures in partnership with Daikin, one for the production of HFC-125 on the Chinese site of Changshu, and the other for the marketing in the Asia-Pacific region of refrigerant fluid blends. The expertise of both companies in HFC production and blending associated with their market position establish this partnership as the leader for refrigerant fluids in the Asia-Pacific region.

Arkema Daikin Fluorochemicals Co. Ltd, a 60 % Arkema and 40 % Daikin joint venture, is to focus on the production and marketing of HFC-125. Arkema will provide its process and technological expertise for the design and construction of the plant which will be located on its Changshu site, thereby strengthening the existing industrial platform. This world-scale plant, the first of this size in Asia, is scheduled to come on stream in 2010. Together with HFC-32, HFC-125 is an essential component of new generation refrigerant blends, which include the R-410A blend due to replace HCFC-22.

Pierre Chanoine, Group President of Arkema's Fluorochemicals Business Unit, comments: "*This new HFC-125 production plant will enable us to fulfill increasing demand from the Asian market and to assist our customers in switching over to new generation blends.*"

Daikin Arkema Refrigerants Asia Ltd, a 60 % Daikin and 40 % Arkema joint venture, is to focus on the production and marketing in the Asia-Pacific region of new generation HFC refrigerant fluid blends, in particular the R-410A blend.

ARKEMA
420, rue d'Estienne d'Orves –
F-92705 COLOMBES Cedex
Standard : 01 49 00 80 80 - Fax : +33 (0)1 49 00 83 96
Societe anonyme au capital de 604 538 230 euros
445 074 685 RCS Nanterre

This latest phase in the collaboration between Arkema and Daikin is part of Arkema's strategy to expand its fluorochemicals business in Asia's fast growing markets.

Pierre Chanoine further explains: "*The creation of both joint ventures, specifically dedicated to the refrigerant fluid markets in Asia-Pacific region, represents a major step in our global strategy for the marketing of HFC blends to our key global customers*".

Arkema, one of the world leaders in fluorochemicals

Arkema is the world's second largest fluorochemicals producer, and currently operates four industrial facilities on three continents: Pierre-Bénite in France, Zaramillo in Spain, Changshu in China, and Calvert City in the United States. The products manufactured in these four plants are sold under the Forane® trademark to the refrigeration and air-conditioning (construction and automobile), insulating foam, solvent, and aerosol industries.

*A global chemical player, **Arkema** consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.*

***Daikin** Industries, Ltd. is a global leader in the manufacture of commercial and industrial use air conditioning systems and holds more than one-third of the market share in Japan. The company is also one of the leaders in fluorochemicals industry, with approximately 20% share of the world market. Daikin is a dynamic global company with a well-establish presence in five major areas: Japan, China, Asia & Oceania, Europe and North America. Thus, Daikin is poised to excel in an increasingly borderless business environment.*

INVESTOR RELATIONS :

Frederic Gauvard	Tel. : +33 1 49 00 82 53	E-mail : Frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

PRESS CONTACTS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

Press release

Communiqué de presse

Colombes, le 21 septembre 2007

Arkema et Daikin s'associent pour produire et commercialiser des fluides réfrigérants de nouvelle génération en Asie-Pacifique et créer ainsi le leader des gaz fluorés dans la zone.

Arkema annonce la création de deux joint ventures en partenariat avec la société Daikin, respectivement pour la production de HFC-125 sur le site chinois de Changshu et la commercialisation de mélanges de fluides réfrigérants sur la zone Asie-Pacifique. L'expertise des deux partenaires dans la production et le mélange des HFC, ainsi que leurs positions commerciales font de cette association le leader des fluides réfrigérants dans la zone Asie-Pacifique.

Arkema Daikin Fluorochemicals Co. Ltd, joint venture détenue à 60 % par Arkema et 40 % par Daikin, a pour objet la production et la commercialisation de HFC-125. Arkema apportera son expertise dans le procédé et la technologie pour la conception et la construction de l'unité qui sera implantée sur son site de Changshu, renforçant ainsi la plate-forme industrielle existante. Le démarrage de cette unité, d'une capacité de taille mondiale, la première de cette importance sur le continent asiatique, est prévu en 2010. Le HFC-125 est avec le HFC-32 un constituant essentiel des mélanges réfrigérants de nouvelle génération, parmi lesquels le mélange R-410A destiné à remplacer le HCFC-22.

Selon Pierre Chanoine, Directeur de la Business unit Produits Fluorés d'Arkema, "*cette nouvelle unité de production de HFC-125 nous permettra de répondre à la demande croissante du marché asiatique et d'accompagner nos clients dans leur transition vers les mélanges de nouvelle génération.*"

Daikin Arkema Refrigerants Asia Ltd, joint venture détenue à 60 % par Daikin et 40 % par Arkema, a pour objet la production et la commercialisation sur la zone Asie-Pacifique de mélanges de fluides réfrigérants HFC de nouvelle génération, en particulier le mélange R-410A.

Cette nouvelle phase dans la collaboration d'Arkema avec Daikin s'inscrit dans sa stratégie de développement de ses activités de fluorés sur les marchés asiatiques en forte croissance.

Selon Pierre Chanoine, "*la création de ces deux joint ventures, spécifiquement dédiées aux marchés des fluides réfrigérants de la zone Asie-Pacifique, constitue une étape importante de notre stratégie globale pour la commercialisation de mélanges HFC à nos grand clients mondiaux*".

Arkema, un des leaders mondiaux de la chimie des fluorés

Deuxième producteur mondial de produits fluorés, Arkema dispose aujourd'hui de quatre sites industriels sur trois continents : Pierre-Bénite en France, Zaramillo en Espagne, Changshu en Chine et Calvert City aux Etats-Unis. Commercialisés sous la marque Forane®, les produits fabriqués dans ces quatre unités alimentent les industries de la réfrigération et de la climatisation (bâtiment et automobile), des mousses d'isolation, des solvants et des aérosols.

Acteur de la chimie mondiale, ***Arkema*** *regroupe 3 pôles d'activités cohérents et intégrés, les Produits Vinyliques, la Chimie Industrielle et les Produits de Performance. Présent dans plus de 40 pays avec 17 000 collaborateurs, Arkema réalise un chiffre d'affaires de 5,7 milliards d'euros. Avec ses 6 centres de recherche en France, aux États-Unis et au Japon, et des marques internationalement connues, Arkema occupe des positions de leader sur ses principaux marchés.*

Daikin *est un acteur mondial majeur dans la fabrication de systèmes de conditionnement d'air à usages industriel et commercial, avec notamment plus du tiers du marché japonais. Daikin est également un des leaders mondiaux dans le domaine des fluorés avec près de 20% du marché et une présence forte dans cinq régions essentielles : Japon, Chine, Asie, Océanie, Europe et Amérique du Nord.*

CONTACTS INVESTISSEURS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACTS PRESSE :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

September, 25th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC MAIL RECEIVED PROCESSING
OCT 01 2007
WASH. D.C. 186 SECTION

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : " Arkema speeds up its development in China "

Press release

Communiqué de presse

Colombes, September 24th 2007

Arkema speeds up its development in China

- strategic partnership with Daikin for the production and marketing of new generation refrigerant fluids in the Asia-Pacific region

- construction of a Kynar® fluorinated polymer (PVDF) production plant on the Changshu industrial platform

- doubling of production capacity for heat-stabilizers in Beijing

Arkema is strengthening its already solid industrial base in China with the announcement of a new major phase in its development in Asia.

Following the announcement a few days ago of a strategic partnership with Daikin in the Asia-Pacific region for the production and marketing of new generation refrigerant fluids, Arkema today announces a project for the construction of a Kynar® fluorinated polymer (PVDF) production plant on its Changshu industrial platform, and the doubling of production capacity at its PVC heat-stabilizer production plant in Beijing.

Arkema thereby confirms its ambition to significantly increase the share of its overall sales in Asia, from today's 13% to 20% by 2012.

global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

INVESTOR RELATIONS :

Frederic Gauvard	Tel. : +33 1 49 00 82 53	E-mail : Frederic.gauvard@arkema.com
Sophie Fouillat	Tel : +33 1 49 00 86 37	E- mail : sophie.fouillat@arkema.com

CONTACTS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

Press release

Communiqué de presse

Colombes, le 24 septembre 2007

Arkema accélère le rythme de son développement en Chine

- partenariat stratégique avec Daikin pour la production et la commercialisation dans la zone Asie-Pacifique de fluides réfrigérants de nouvelle génération

- implantation d'une unité de production de polymères fluorés Kynar® (PVDF) sur la plate-forme industrielle de Changshu

- doublement de la capacité de l'unité de production de stabilisants chaleur de Pékin

A partir d'une base déjà solide, Arkema renforce son implantation industrielle en Chine avec l'annonce d'une nouvelle étape très importante de son développement sur le continent asiatique.

Après le partenariat stratégique avec Daikin pour la production et la commercialisation dans la zone Asie-Pacifique de fluides réfrigérants de nouvelle génération, présenté il y a quelques jours, Arkema annonce aujourd'hui un projet de construction d'une unité de production de polymères fluorés Kynar® (PVDF) sur sa plate-forme industrielle de Changshu et le doublement de la capacité de son unité de production de stabilisants chaleur pour le PVC située à Pékin.

Arkema réaffirme ainsi sa volonté d'accroître significativement la part de son chiffre d'affaires sur le continent asiatique, avec l'ambition de la porter à 20% en 2012 contre 13% aujourd'hui.

Acteur de la chimie mondiale, Arkema regroupe 3 pôles d'activités cohérents et intégrés, les Produits Vinyliques, la Chimie Industrielle et les Produits de Performance. Présent dans plus de 40 pays avec 17 000 collaborateurs, Arkema réalise un chiffre d'affaires de 5,7 milliards d'euros. Avec ses 6 centres de recherche en France, aux États-Unis et au Japon, et des marques internationalement connues, Arkema occupe des positions de leader sur ses principaux marchés.

CONTACTS :

Jacques Badaroux	Tél. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

September ,25th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
OCT 01 2007
WASH. D.C.
186 SECTION

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : " Arkema 2010: a deeply transformed group, genuine growth potential "

ARKEMA

Press release

Communiqué de presse

Colombes, September 24th 2007

Arkema 2010: a deeply transformed group, genuine growth potential

- 2007 financial target raised: 20% EBITDA growth

- confidence for 2008 thanks to density of internal projects undertaken: productivity, growth and portfolio management

- confirmation of 12% EBITDA margin target for by 2010

At a press conference during Arkema's first Investor Days, Thierry Le Hénaff stated his satisfaction at the strong improvement in the Group's results in the first half of the year. Moreover, in light of the progress already achieved, the 2007 EBITDA growth target is raised to 20% from an initial target of 10 to 15% EBITDA growth.

He clearly stated his confidence for 2008, with the Group's in depth transformation strategy, based on the ongoing optimization of its costs structure, the completion of high value added growth projects, particularly in Asia, and the dynamic management of the portfolio of activities with the integration of Coatex and the divestment of non-strategic assets.

"*I want to emphasize Arkema's rapid and in-depth transformation into a stronger group that is more coherent and more resilient to the economic cycles, and has a genuine growth potential by 2010 and beyond*" concluded Thierry Le Hénaff.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS INVESTISSEURS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACTS :

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA

Press release
Communiqué de presse

Colombes, le 24 septembre 2007

Arkema 2010 : un groupe profondément transformé, un vrai potentiel de croissance

- objectifs financiers 2007 revus à la hausse : croissance de 20% de l'EBITDA
- confiance pour 2008 grâce aux nombreux projets internes engagés : productivité, croissance et gestion de portefeuille
- confirmation de l'objectif d'une marge d'EBITDA de 12% en 2010

Lors d'une conférence de presse tenue ce jour à l'occasion des premiers Investor Days d'Arkema, Thierry Le Hénaff s'est félicité de la très forte amélioration des résultats au premier semestre. De plus, le rythme des progrès accomplis permet de relever à 20% l'objectif 2007 de croissance de l'EBITDA, alors que la cible initiale était comprise entre 10 et 15%.

Thierry Le Hénaff a clairement affirmé sa confiance pour l'année 2008 grâce à la poursuite de la transformation en profondeur de la société fondée sur l'optimisation continue des coûts de structure, la réalisation de projets de croissance à forte valeur ajoutée, notamment en Asie, et la gestion dynamique du portefeuille d'activités avec l'intégration de Coatex et la cession d'actifs non stratégiques.

"*Je voudrais souligner la profonde mutation d'Arkema en un groupe beaucoup plus performant, plus cohérent et plus résistant aux aléas de l'économie, avec un vrai potentiel de croissance à l'horizon 2010 et au delà*" a conclu Thierry Le Hénaff.

Acteur de la chimie mondiale, Arkema regroupe 3 pôles d'activités cohérents et intégrés, les Produits Vinyliques, la Chimie Industrielle et les Produits de Performance. Présent dans plus de 40 pays avec 17 000 collaborateurs, Arkema réalise un chiffre d'affaires de 5,7 milliards d'euros. Avec ses 6 centres de recherche en France, aux États-Unis et au Japon, et des marques internationalement connues, Arkema occupe des positions de leader sur ses principaux marchés.

CONTACTS INVESTISSEURS :

Frederic Gauvard	Tél. : +33 1 49 00 82 53	E-mail : Frederic.gauvard@arkema.com
Sophie Fouillat	Tél. : +33 1 49 00 86 37	E-mail : sophie. fouillat@arkema.com

CONTACTS :

Jacques Badaroux	Tél. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END